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THE ASSOCIATES.


  NEWS
                                       FOR IMMEDIATE RELEASE


THE ASSOCIATES COMPLETES ACQUISITION
OF AVCO FINANCIAL SERVICES


DALLAS, Jan. 6, 1999 - Associates First Capital Corporation (NYSE:AFS) today announced it has completed its acquisition of Avco Financial Services, Inc. for $3.9 billion. The Associates agreed in August 1998 to acquire Avco, a wholly owned subsidiary of Textron Inc. (NYSE:TXT).

"This is an important day for both organizations, as Avco joins The Associates portfolio of businesses," said Keith W. Hughes, chairman and chief executive officer of The Associates. "This acquisition is an excellent strategic fit, bringing together two well-respected brands, solid financial services products, a strong branch network and combined operations in 16 countries. We believe this acquisition will enable us to continue to lead the industry and raise customer service standards everywhere we do business."

As a result of this transaction, The Associates has begun a comprehensive review of affected operations and will announce final plans for integrating the businesses later in the first quarter 1999. The review will focus on overlapping operations in the U.S. and 15 international countries served by both organizations.

According to Hughes, the combined organization worldwide will have more than 22 million customers, 35,000 employees and managed receivables of about $79 billion. The operations of the two organizations will be fully integrated during 1999.


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THE ASSOCIATES COMPLETES ACQUISITION OF AVCO FINANCIAL SERVICES
January 6, 1999
Page 2


Avco is a global, diversified financial services company with approximately $8.9 billion in assets, 8,000 employees, 1,265 branches and 2.5 million customers. Its product offerings include real estate, retail sales finance and consumer loans, equipment, inventory and vendor finance, and credit and collateral-related insurance. Avco has the fourth largest U.S. consumer branch network and a significant international presence with offices in Canada, Puerto Rico, Australia, the United Kingdom, New Zealand, France, Hong Kong, Spain, Ireland, India and Sweden.

Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. The Associates has operations in the U.S., Canada, the United Kingdom, Japan, Puerto Rico, Mexico, Costa Rica and Taiwan. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization.


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Shareholders:  1-800-NYSE-AFS